Peyton Worley

+1 212 479 6349

pworley@cooley.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[XXXX].”  THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

VIA EDGAR

February 12, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Carlos Pacho
Christine Adams
Ivette Leon

Re:	Tremor Video, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Form 10-Q for the Fiscal Quarter Ended September 30, 2015
File No. 001-35982

Ladies and Gentlemen:

On behalf of Tremor Video, Inc. (the “Company”), Cooley LLP is electronically transmitting this letter to the staff (the “Staff”) of the Securities and Exchange Commission in response to comments received from the Staff contained in the letter from the Staff, dated January 22, 2016, with respect to Tremor Video’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 (the “Comments”).  In this response, the Company is also referred to as “we”, “us” or “our”.  We are also sending the Staff a hard copy of this letter.

Set forth below are the Company’s responses to the Comments.  For your convenience we have incorporated the Comments into this response letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §

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Cooley LLP  1114 Avenue of the Americas  New York, NY  10036
t: (212) 479-6000  f: (212) 479-6275  cooley.com

200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

General

1.                                      Please provide us with a breakdown of the amount of revenue generated from your ad network, DSP and SSP by quarter for 2014 and 2015.

Form 10-K

5.                                      We refer to your third quarter 2015 earnings release which was furnished as Exhibit 99.1 to Form 8-K on November 5, 2015.  Please explain how the three revenue categories disclosed within the release relate to the Tremor Ad Network and the Tremor DSP and reconcile the amounts to your total reported revenue.  Tell us how the Ad Network and the Tremor DSP interact with each other now and how you expect them to in the future.

Collective Response to Comments 1 and 5:

Breakdown of Revenue

The Company respectfully acknowledges the Staff’s comments.  The Company advises the Staff that it generally has two main types of revenue sources:  non-programmatic and programmatic.  These two revenue sources come from three product lines: (1) the Tremor Video Network (includes both programmatic and non-programmatic), (2) the Tremor DSP (programmatic) and (3) the Tremor SSP (programmatic).  The Company’s demand, or buyer, platform is comprised of the Tremor Video Network and the Tremor DSP (see Interaction of Tremor Video Network and Tremor DSP, below).

The Company considers the Tremor Video Network to be any campaigns purchased on a guaranteed and fully managed basis through insertion orders.  When a campaign is “guaranteed”, the Company guarantees delivery of the campaign according to a specific advertiser objective and the Company is required to secure the inventory to fulfill the campaign. Within the Tremor Video Network, the Company’s has non-programmatic and programmatic revenue.  The non-programmatic portion of the Tremor Video Network includes non-programmatic higher function revenue and non-programmatic media network revenue.  We consider non-programmatic higher function revenue to be any Tremor Video Network campaigns that utilize the Company’s proprietary all-screen optimization feature or are purchased on a performance-based pricing model.  Our all-screen optimization feature enables advertisers to choose a single brand performance goal and our technology will optimize delivery of the campaign across devices, wherever they may be watching video, eliminating the need to allocate campaign budgets to a specific screen or device.

The Company considers programmatic revenue to include revenue from the Company’s DSP

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platform, the SSP platform and insertion order based purchases on the Tremor Video Network by agency trading desks. Agency holding companies typically transact their programmatic spend through agency trading desks.  These agency trading desks may transact directly through the Company’s DSP platform on a non-guaranteed basis or on a guaranteed basis through the Tremor Video Network. The Company considers all spending transacted by agency trading desks as programmatic consistent with industry categorization.

The table below reflects the Company’s revenue attributable to each of (1) Tremor Video Network - non-programmatic higher function, (2) Tremor Video Network - non-programmatic media, (3) Tremor DSP - programmatic, (4) Tremor SSP - programmatic, and (5) Tremor Video Network - programmatic purchases by agency trading desks for the quarters ended March 31, June 30, September 30, and December 31, 2014 and the quarters ended March 31, June 30 and September 30, 2015, respectively.

(in thousands)		Q1 2014	Q2 2014	Q3 2014	Q4 2014
Non-programmatic Revenue	Tremor Video Network - Non-programmatic higher function	$ [XXXX]	$ [XXXX]	$ [XXXX]	$ [XXXX]
	Tremor Video Network - Non-programmatic media revenue	[XXXX]	[XXXX]	[XXXX]	[XXXX]
Programmatic Revenue	DSP	[XXXX]	[XXXX]	[XXXX]	[XXXX]
	SSP (as previously reported)	[XXXX]	[XXXX]	[XXXX]	[XXXX]
	SSP (on a net basis)	[XXXX]	[XXXX]	[XXXX]	[XXXX]
	Tremor Video Network - Agency Trading Desk	[XXXX]	[XXXX]	[XXXX]	[XXXX]

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(in thousands)		Q1 2015	Q2 2015	Q3 2015
Non-programmatic Revenue	Tremor Video Network - Non-programmatic higher function	$ [XXXX]	$ [XXXX]	$ [XXXX]
	Tremor Video Network - Non-programmatic media revenue	[XXXX]	[XXXX]	[XXXX]
Programmatic Revenue	DSP	[XXXX]	[XXXX]	[XXXX]
	SSP (as previously reported)	[XXXX]	[XXXX]	[XXXX]
	SSP (on a net basis)	[XXXX]	[XXXX]	[XXXX]
	Tremor Video Network - Agency Trading Desk	[XXXX]	[XXXX]	[XXXX]

Interaction of Tremor Video Network and Tremor DSP

The Company’s buy side clients may utilize either the Company’s Tremor Video Network or the Tremor DSP platform to deliver their advertising campaigns.  Both deliver campaigns running through the Company’s buyer platform and both rely on the same core technology for optimizing and targeting campaigns.  If a client wants to transact on a self-service only basis they would utilize the Company’s DSP platform.  If a client wants to transact on a managed-service basis they can utilize either the Tremor Video Network or the Company’s DSP platform.  Campaigns purchased on the Tremor Video Network are guaranteed, meaning that the Company guarantees delivery of the campaign according to a specific objective and is required to secure the inventory to fulfill the campaign.  On the DSP platform, the campaigns are typically not guaranteed, and are purchased dynamically on an impression by impression basis using real time bidding methods.  The Company expects this to continue in the near future.

Form 10-K

2.                                      We note your response and explanation of your Tremor DSP.  To help us facilitate our review, please provide us with an example of a typical master services agreement entered into with your advertising clients as well as an example of an operating contract entered into with your publisher partners.

Response:

The Company respectfully acknowledges the Staff’s comment.  As indicated in the table below,

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revenue from the Company’s DSP represented less than [XXXX]%  in each quarter of the year ended December 31, 2014 and each quarter of the nine months ended September 30, 2015 (after taking into consideration the correction of the Company’s SSP revenue to a net revenue basis as more fully described below).  The Company expects the revenue from the Company’s DSP will represent no more than [XXXX]% of the Company’s total revenue for the quarter ended December 31, 2015 and no more than [XXXX]% of the Company’s total revenue for the year ended December 31, 2016.

(% of total revenue)	Q1 2014		Q2 2014		Q3 2014		Q4 2014
Tremor DSP	[XXXX]	%	[XXXX]	%	[XXXX]	%	[XXXX]	%

	Q1 2015		Q2 2015		Q3 2015
Tremor DSP	[XXXX]	%	[XXXX]	%	[XXXX]	%

Due to the size of the Company’s DSP revenue contribution to the Company’s total revenue, the Company does not believe submission of an example of such typical master services agreements with the Company’s advertising clients or an example of an operating contract with the Company’s publishing partners is warranted.  The Company will continue to monitor the amount of revenue generated by the Company’s DSP as well as the applicable accounting factors in determining whether revenue from the DSP should be booked on a “gross” versus “net” basis.

3.                                      We note from your response that you offer both managed and non-managed service campaigns on your Tremor DSP.  Please explain the difference and quantify the amount of revenue generated by quarter from each of these arrangements.

Response:

The Company respectfully acknowledges the Staff’s comment.  As indicated in the Company’s response to Comment 2 above, due to the size of the Company’s DSP revenue contribution to the Company’s total revenue, the Company does not believe a further breakdown of the Company’s DSP revenue or detailed description of the difference between managed service and self service campaigns on the Tremor DSP is warranted.

4.                                      We note from the disclosures in your Form 10-K that for managed campaigns you typically contract through insertion orders.  Please tell us to what extent insertion orders are used in the execution of campaigns on each of your Tremor DSP and SSP and provide us with examples of each type, as applicable.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that it does not use insertion orders for the Tremor DSP or Tremor SSP campaigns.  Instead, they are transacted through master services agreements.  (The use of insertion orders for

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managed campaigns occurs on a Tremor Video Network campaign.)

6.                                      You state that the Tremor DSP uses complex decision optimization and bidding technology to maximize the value of an advertiser’s campaign spend for a given performance objective.  Please explain the role that your technology plays within the Tremor DSP in more detail including the decision making process.  To help us better understand this arrangement; please provide us with a typical example of a transaction running through the Tremor DSP beginning with ordering and ending with publishing.

Response:

The Company respectfully acknowledges the Staff’s comment.  As indicated in the Company’s response to Comment 2 above, due to the size of the Company’s DSP revenue contribution to the Company’s total revenue, the Company does not believe further elaboration is warranted.

7.                                      We note that you charge third party DSPs for the cost of video inventory purchased through your SSP and pay publishers either a fixed percentage fee or a fixed price per advertising impression.  Please provide us with a detailed example of a typical campaign run on your SSP including revenue and cost components.  In your response, explain how the cost and inventory expense components are determined including the average markup on inventory.

8.                                      To help us facilitate our review of your SSP, please provide us with examples of operating contracts that you enter into with third-party DSPs and publishers.

9.                                      We note from your response that you have determined that the delivery of an advertising campaign and the value added services you provide to third party DSPs represent the deliverable in your SSP arrangements.  We refer to page 8 of your Form 10-K, where you disclose that:

•                  Campaigns running through third-party demand side platforms do not utilize your proprietary VideoHub technology;

•                  The third-party demand side platform bids on inventory available on your supply side platform using its own decision engine; and

•                  While the third-party demand side platform is responsible for bidding decisions, the overall direction of the advertising spend, including the campaign parameters and eligible inventory sources, is typically determined by the advertiser or advertising agency.

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Your basis for concluding that your deliverable is an advertising campaign is not clear when:  1) the advertiser or agency is responsible for defining the campaign parameters and inventory sources; and 2) the third party DSP bids on available inventory using its own decision engine.  Rather, it appears that your SSP offers publishers a platform on which they can offer inventory to advertisers who wish to transact programmatically through an open exchange or private marketplace utilizing real-time bidding technology. Please help us to better understand the basis for your conclusion, including a comparison of “advertising campaign” as you have defined it for both your Tremor DSP and SSP.

10.                               We also note from your response that you view the third-party DSPs as customers in the SSP arrangement and the publishers on your SSP as suppliers.  However, we refer to the description of your relationship with publishers involved with your SSP on page 21 of Form 10-Q for the nine months ended September 30, 2015.  In this regard, your description focuses on the services provided to the publisher.  For example, you state that you deliver advertising campaigns through your supply side platform, which helps publishers maximize the value of their video inventory by enabling their programmatic sales efforts and automating workflow.  In addition, you state that publishers using your SSP can make inventory available to advertisers through an open exchange, where demand sources bid on inventory in a robust auction environment, or through private marketplaces so that only selected advertisers have the opportunity to purchase video ad inventory.  Please provide us with a more comprehensive explanation as to how you determined your customer in these arrangements.

Collective Response to Comments 7 through 10:

Gross Versus Net Analysis

The Company continually monitors changes in its business, products, and the way it sells its products.  The Company also notes that the SSP platform was introduced in 2015 and has continued to evolve as a service offering throughout the year. Although the demand for the Company’s SSP platform is largely driven by third party DSPs to whom the Company provides a number of client services, as the Company gave further consideration to the Staff’s comments, and considered the evolution of the product offering during the year and anticipated future changes, the Company believes that the primary value added tools that the Company provides in connection with its SSP platform are directed towards publishers.    As a result, the Company now believes that the Company’s publishers are the Company’s customers with respect to the SSP platform rather than the third-party DSPs that transact on the Tremor SSP as the Company originally discussed in our letter to the Staff, dated December 22, 2015.  In coming to this conclusion, the Company has also determined that the ultimate deliverable under the Tremor SSP is the provision of technology and services that allow publishers to maximize the value of their video inventory by enabling their programmatic sales efforts and automating workflow.  In light of this revised focus on the publisher as the customer for the SSP, the Company has undertaken an updated analysis of the applicable accounting factors in determining whether

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revenue from the SSP should be booked on a “gross” versus “net” basis in accordance with Accounting Standards Codification (“ASC”) Subtopic 605-45, Revenue Recognition: Principal Agent Considerations (“ASC 605-45”).

The decision whether or not revenue should be booked on a “gross” versus “net” basis involves substantial judgment.  However, now that the Company has identified the customer in the SSP relationship as the publisher and the deliverable as the provision of technology and services to the publisher, the Company has concluded that it is not the primary obligor as relates to the placement of the advertisement on the publishers’ site.  While there are factors within ASC 605-45 with respect to the Tremor SSP that indicate a “gross” result and factors that indicate a “net” result, based on a reconsideration of the totality of all of the factors, the Company has preliminarily determined that the Company should book revenue generated by the Tremor SSP on a “net” basis instead of a “gross” basis.  Company’s management has discussed this proposed change in accounting with its Audit Committee and Ernst & Young, LLP.

As a result, the Company has preliminarily determined that its previously issued quarterly financial statements for the quarterly periods ending March 31, June 30, and September 30, 2015, should be restated to reflect the revenue attributable to the SSP net of third party publisher costs rather than on a gross basis.  The Company did not record SSP revenue for any periods prior to 2015.  The Company intends to present those restated amounts with the accompanying disclosures required by ASC 250 in its quarterly financial data table to be included in its Form 10-K for the year ended December 31, 2015, rather than amend any previously filed quarterly reports on Form 10-Q.

Analysis of Internal Controls

In connection with the review discussed above under “Gross Versus Net Analysis”, the Company assessed its internal controls over financial reporting and has preliminarily determined that the Company did not sufficiently analyze and identify the appropriate customer and deliverable for the Company’s SSP product.  The Company notes that as part of the Company’s introduction of the SSP revenue stream during 2015, and in light of the substantially judgmental and complex nature of ASC 605-45, the Company’s control environment is to continually challenge revenue recognition positions taken.

In the event that the Company finally determines that it should book revenue generated by the Tremor SSP on a “net” basis instead of a “gross” basis, the only impact on the Company’s financial statements would be in regard to income statement classification, and there would be no impact on the Company’s gross profit, net loss and net loss per share.  However, in such event, the Company would be required to restate its financial statements for the periods ending March 31, June 30, and September 30, 2015. Therefore, if the Company makes a final determination to restate the revenue from the Tremor SSP to a “net” basis compared to a “gross” basis, the Company has determined that a material weakness in its internal control over financial reporting would have existed for each such quarter as a result of its failure to sufficiently analyze and identify the appropriate customer and deliverable in its SSP platform.

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11.                               We note from your response that clients using the Tremor DSP and third-party DSPs using your SSP purchase advertising inventory from publishers in an open auction environment or through private marketplaces utilizing real-time bidding technology.  In this regard, please tell us under what circumstances arrangements are conducted in private marketplaces and overall how this process works.  Also, please tell us the extent to which contracts exist directly between advertisers and publishers, and if applicable, how this was considered in your conclusion that gross reporting is appropriate.

Response:

The Company undertakes private marketplace transactions (PMPs) only in the Tremor DSP and Tremor SSP.  PMPs connect advertisers to select publishers in a technology-enabled automated buying environment, and are transacted through DSPs, on behalf of advertisers, and SSPs, on behalf of publishers.

PMPs are invite-only auctions—meaning (1) they involve a single or limited set of invited DSPs and (2) only select publisher inventory is available to be purchased through the SSP.  The inventory that is available to be purchased in a PMP is often curated for performance against a given metric.  For instance, an advertiser (through its DSP) can access a PMP that consists of publishers that have been specifically selected because they are likely to have a high number of viewable impressions.  In addition, a PMP can consist of a single advertiser (through a DSP) purchasing inventory on a single publisher site (being sold through an SSP).

Unlike open auction transactions that involve auction-type bidding at a dynamic price, in a PMP the price for inventory is typically negotiated in advance.  The determination whether to bid on (i.e., purchase an impression for the pre-negotiated price) any particular inventory is then made by the DSP on an impression-by-impression basis utilizing its targeting algorithm.

The Company can enable PMPs through its SSP or DSP platforms.  For any PMPs that are enabled through our DSP platform, we book the associated revenue as DSP revenue on a gross basis.  For any PMPs that are transacted by third party DSPs on our SSP, we book the associated revenue as SSP revenue.

For PMPs that run through our DSP platform we contract directly with the advertiser, as a client, and the SSP that provides the inventory to the marketplace.  For PMPs that run through our SSP platform we contract directly with the publishers that provide inventory to our SSP and the third party DSPs that purchase inventory in the marketplace.  Advertisers and publishers do not typically contract with one another in PMPs due to the involvement of DSPs and SSPs as intermediaries.

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Form 10-Q for the Nine Months Ended September 30, 2015

Revenue, page 24

12.                               We refer to your disclosure that during the three and nine months ended September 30, 2015 and 2014, you generated substantially all of your revenue by delivering in-stream video advertisements for brand advertisers and agencies through your demand platform and SSP.  It appears that this statement covers virtually all of your revenue.  Please explain.

Response:

The Company classifies all transactions that utilize the Company’s buying technology as demand platform revenue.  As described above, this includes any transactions purchased through the Tremor Video Network or the Tremor DSP.  As detailed in our response to Comments 1 and 5 above, revenue from the Company’s demand platform, in conjunction with the Company’s SSP revenue, currently represents all of the Company’s revenue.

13.                               Further, we note from the disclosures in Exhibit 99.1 which was furnished with the Form 8-K filed on November 5, 2015, that approximately 35% and 28% of your revenue was generated programmatically for the three and nine months ended September 30, 2015, respectively.  It appears that amount of revenue generated programmatically is becoming more material to your operations and that the distinction between non-programmatic revenue generated from proprietary higher function products versus your media network is important to you.  In future filings please expand your discussion of revenue to address each material revenue stream and related trends.  Alternatively, please tell us how you considered the disclosure requirements of Item 303(a)(3) of Regulation S-K for further guidance.

Response:

The Company respectfully acknowledges the Staff’s comment.  The Company plans to expand the discussion of its programmatic, non-programmatic media, and non-programmatic higher function revenue streams, as well as trends for such revenue, in its future periodic reports. The Company will also continue to evaluate whether additional disclosure of more information with respect to other revenue streams of the Company and trends in revenue is warranted pursuant to applicable rules.

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The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 479-6349 if you have any questions.

Sincerely,

/s/ Peyton Worley

cc:	John Rego, Chief Financial Officer, Tremor Video, Inc.
Aaron Saltz, General Counsel, Tremor Video, Inc.

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